[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 9, 2015

VIA EDGAR
Asen Parachkevov, Attorney Adviser
Jeff Long, Staff Accountant
Sheila Stout, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement (333-206661) of Prospect Capital Corporation (the “Fund”)
Dear Mr. Parachkevov, Mr. Long and Ms. Stout:
We are in receipt of comments provided by written letter, dated September 30, 2015, to Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Fund’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

General
1.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.
The Fund has not submitted, nor does it expect to submit, an exemptive application or no-action request in connection with the Registration Statement.
2.    Please confirm that the Fund does not intend to issue preferred stock within a year from the effective date of the Registration Statement.
The Fund does not currently intend to issue preferred shares within one year after the Registration Statement is declared effective.
3.    Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.
Pursuant to FINRA Rule 5110(b)(7)(A), the Registration Statement and offerings thereunder are exempt from FINRA review and clearance.
4.    The Registration Statement discloses that more than 15% of the Fund’s assets are invested in CLO vehicles. Please explain in your response whether the CLO vehicles in which the Fund invests would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7).
Substantially all of the CLO vehicles in which the Fund has investments are structured finance entities that claim exclusion from investment company status under Section 3(c)(7) of the 1940 Act.
Prospectus Summary

5.    In the “Our Investment Objectives and Policies” subsection, it is disclosed that the Fund invests “primarily in first and second lien senior loans and mezzanine debt.” Please explain if the Fund seeks to achieve a particular allocation among the three categories of debt investments (the Fund’s investments in first lien, subordinated secured debt and subordinated unsecured debt is, respectively, 55.1%, 18.8% and 2.2% as of June 30, 2015).
The Fund does not seek to achieve a particular allocation among the three aforementioned categories of debt investments.
6.    The disclosure states that “CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that [the Fund] will invest in are

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

subject to a higher risk of total loss.” Is the stated leverage ratio representative of the Fund’s investments? Please disclose the range of CLO leverage ratios in the Fund’s portfolio.
The Fund’s CLO portfolio leverage ranges from 7.5 times to 12.1 times and averages approximately 9 times as of June 30, 2015. The average is higher than the average leverage of the Fund’s aggregate investment portfolio. Structurally, CLOs deleverage over time after a specified initial period.

7.    Under “Use of Proceeds,” the disclosure states that the Fund intends to use the net proceeds from selling securities “initially to maintain balance sheet liquidity, involving repayment of debt under [the Fund’s] credit facility, if any, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with [the Fund’s] investment objective.” We also note that on page 79, the Fund indicates that it “anticipates substantially all of the proceeds...will be used for the above purposes within six months.” It is the Staff’s view that Section 58 of the 1940 Act requires a business development company to invest all or substantially all of the proceeds from an offering in accordance with its business objective within two years from the month in which funds are received by the registrant. Please confirm that the Fund will comply with the Staff’s position and revise the disclosure accordingly.
Further, please disclose if the Fund intends to use offering proceeds to make distributions to shareholders, which will constitute a return of capital. If so, please explain briefly the tax consequences of returning capital to shareholders.
The Fund has revised its disclosure to state, “anticipates substantially all of the proceeds...will be used for the above purposes within six months, and will be so used within two years.”
The Fund currently does not intend to make distributions other than from taxable income.
8.    Under “Distributions,” it is disclosed that Fund distributions may include a portion that is a “tax-free” return of capital. Please remove the reference to term “tax-free” return, as it is potentially misleading to investors.
The Fund has revised its disclosure to delete “tax-free.”

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

Fees and Expenses

9.    The Fee Table indicates that “Other Expenses” of the Fund have increased. In your response, please explain the reason for the increase.
The increase in “Other Expenses” of the Fund is due an increase in excise taxes from taxable earnings in excess of distributions.
Risk Factors

10.    Please include specific risk disclosures regarding the Fund’s investments in the “Business Services” industry. In your response, please explain to the Staff how the Fund defines the industry. Furthermore, with respect to the Fund’s investments in CLOs, does the Fund have sufficient information regarding the underlying borrowers to determine whether the Fund is concentrated in a particular industry? The Fund cannot ignore CLO investments if it has reason to know the industry classification of the underlying borrowers comprising the CLOs.
The Fund defines “Business Services” to mean companies that provide supporting services to a business but do not produce a tangible product. This classification is not an industry in the normal sense of the term and is broad, as the services may be almost any type and may be performed for almost any type of enterprise. Accordingly, the Fund does not believe there are particular risk factors useful to investors relating to this classification. The Fund’s investments in CLOs are classified under “Structured Finance” and the underlying loan should not be double-counted by being allocated among the other classifications. If the “Structured Finance” classification was deleted and the underlying loans allocated among the other allocations, the Fund would not be concentrated in any industry. The Fund also notes that industry concentration is not applicable to BDCs.
11.    Please add risk disclosures regarding the Fund’s proposed spin-offs of its consumer online lending business, real estate business and structured credit business, including any risks to the Fund if it fails to obtain regulatory approval for the spin-offs.
The Fund does not believe that additional risk disclosures are appropriate because (i) the risks of the Fund’s CLO business are amply disclosed and particular risks of the real estate and consumer lending businesses to be sold via rights offerings are not material to the Fund and (ii) there are no meaningful risks in the event that any or all of the rights offering are not successful inasmuch as the Fund would simply continue to hold the assets.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.    In the subsection describing the Fund’s proposed spin-off transactions, please explain that while the Fund has applied for exemptive relief to authorize the transactions under Section 57(a)(4) of the 1940 Act, there is no guarantee that such relief will be granted.
Please clearly state which of the proposed spin-offs are going to be partial rather than complete divestitures.
Further, please explain in the correspondence filing whether any of the proposed “spinoffs” represent a spin-off of a business as described in ASC 505-620-20? Did the Fund’s auditors concur with the assessment?
The Fund has revised its disclosure in response to your comment. ASC 505-60-20 defines a spinoff as “[t]he transfer of assets that constitute a business by an entity (the spinnor) into a new legal spun-off entity (the spinnee), followed by a distribution of the shares of the spinnee to its shareholders, without the surrender by the shareholders of any stock of the spinnor.” The proposed transactions do not represent the spinoff of a business as described in ASC 505-60-20, as the Fund is not distributing shares of the spinnee to its shareholders (examples within ASC 505-60-55 indicate that pro rata distribution of shares occur to all shareholders in a spinoff situation). Rather, these transactions are structured where the rights are being distributed and stockholders must purchase shares of the entity if they wish to exercise their rights. Since the structure and timing of the proposed transactions are in progress, it is too early for the Fund’s auditor to concur with such assessment.

13.    The Prospectus includes a chart of the composition of the investment portfolios by type of investment. The percentage noted for the CLO investments does not agree to what is noted as a CLO in the Schedule of Investments. Are there CLOs in the Schedule of Investments that are not identified as a CLO? If so, ensure going forward that each CLO is identified appropriately in the Schedule of Investments as either CLO equity or CLO Debt.
The Fund notes that the percentage stated for the CLO investments in the Prospectus is on total investments while the percentage stated in the Schedule of Investments is on net assets. The title of certain CLO securities in the Schedule of Investments does not include an identifier that each is a CLO. The Fund, in response to your comment, will in the future include a footnote to identify if an investment is CLO equity or CLO debt.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

14.    Under the sub-section titled “Operating Expenses”, it is disclosed that the allocation of overhead expenses from Prospect Administration was (in thousands) $21,906, $14,373 and $8,737 for the years ended June 30, 2015, 2014 and 2013, respectively. In your response, please explain the reason for the increasing allocation of administrative expenses to the Fund.
The figures noted in the comment are presented gross of a credit for 2015 and net for 2014 and 2013. Gross of the credit the numbers are $21,906, $21,955 and $10,131 and are presented in that manner in Pre-Effective Amendment No. 1 filed today. The increase from 2013 to 2014 was due to growth of the Fund.

15.    In the “Net Realized Losses” subsection, the disclosure states that the impairments of several Fund investments were “other-than-temporary.” Please explain how the Fund determines than an impairment is “temporary.” Please provide your analysis how such treatment is consistent with GAAP.
The Fund treats an impairment as being temporary if it is reasonably likely to reverse in the future. The Fund believes that “temporary” and “other-than-temporary” are not GAAP terms for investment companies as investment companies are scoped out of ASC 320 (ASC 320-10-15-3) and the related “other-than-temporary” application.
Business

16.    In the Senior Securities table, consider disclosing total senior securities and the overall asset coverage ratio by year.
The Fund does disclose total senior securities (see column 1 under “All Senior Securities”). The Fund notes that such additional disclosure of the overall asset coverage ratio by year is not required under Form N-2 and the Fund respectfully declines to include such additional disclosure.

17.    With respect to the Board’s approval of the Investment Advisory Agreement, please revise the disclosure to discuss the specific circumstances of the registrant and how the board evaluated each factor, as conclusory statements or a list of factors are not considered sufficient disclosure. See Item 24 of Form N-2, Instruction 6(f).
The Fund is not privy to any additional detail on this topic, which involves private discussions amongst the independent directors in executive session and the Fund includes what is provided by the Board. The Fund will refer this comment to the Board. However, the Fund

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

notes that Item 24 of Form N-2, including Instructions 6e and 6f (the instructions requiring disclosure of the approval of a registered investment company’s advisory contract) require this disclosure to be included in annual or semi-annual reports to fund shareholders required by Section 30(e) of the 1940 Act and Rule 30e-1 thereunder. The Instructions do not require this disclosure to be included in the Fund’s prospectus or statement of additional information included as part of the Registration Statement. In addition, as the Fund is a business development company and not an investment company registered under the 1940 Act, it files periodic reports to its shareholders on Forms 10-Q and 10-K pursuant to the requirements of the Securities and Exchange Act of 1934. Pursuant to Section 59 of the 1940 Act, the Fund is not subject to Section 30(e) of the 1940 Act or Rule 30e-1 thereunder. As a result, the Fund believes that the current disclosure complies with the requirements of Form N-2. Further, if it were subject to Instruction 6f, the Fund believes that its disclosure complies with the example of appropriate disclosure set forth in the instruction.
Financial Statements
General
18.    Prospect Small Business Lending formed on 1/27/14 and is a wholly owned consolidated subsidiary. The Schedule of Investments describes the investment as “Small Business Whole Loan Portfolio” and states that there are 40 small business loans purchased from Direct Capital Corporation and 2306 small business loans purchased from On Deck Capital, Inc. As Prospect Small Business Lending is disclosed as being a wholly owned consolidated subsidiary please explain why the underlying loans are not individually identified in the Schedule of Investments. In addition, please explain why the investment is categorized under Non Controlled/Non Affiliated Investments when this is a wholly owned subsidiary.
The average months outstanding of the Fund’s small business loans at June 30, 2015 is 6.5 months and the average original term of the Fund’s small business loans at June 30, 2015 is 9.4 months. These loans are not restricted securities (which is a term for instruments classified as securities for purposes of the Securities Act of 1933 that may not be sold publicly, whereas the Fund’s small business loans are not securities for purposes of the 1933 Act and accordingly are not restricted securities). Schedule 12-12 under Regulation S-X permits the Fund to not disclose separately up to 5% of its securities provided they are not restricted securities, have been held for not more than one year and have not previously been reported by name. By the time one of the small loans would not be eligible for the 5% exception, it would normally be paid off. Accordingly, the Fund believes that it is not required to list these investments separately. In addition, the median fair value of the loans is $17,034, the average fair value is $28,258 and the largest is only $274,696, in each case as of June 30, 2015. Consequently, each of these loans has such minimal impact on the Fund and is so fungible in nature with the others that no purpose would be served by identifying each loan, particularly in relation to the expense involved. For example, the Fund estimates that listing each underlying loan would require approximately an additional 40 pages of disclosure in the portfolio listings required by Item 8.6a of Form N-2 in the prospectus and an additional

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

40 pages in the schedule to the Fund’s financial statements, leading to substantial and unjustifiable expenses of fact checking and printing cost. Furthermore, loans to small businesses such as this are often subject to privacy provisions. Thus, the Fund believes that the inclusion of each such loan also would not be in the best interests of stockholders because the listing would provide no useful information to them and could be done only with substantial cost (including printing, formatting, personnel time, etc.).
Inasmuch as the Fund has consolidated the business described as Prospect Small Business Lending, Prospect Small Business Lending does not appear separately as a controlled investment and instead its assets are consolidated on the Fund’s statement of assets and liabilities and schedule of investments. These investments are categorized under Non Controlled/Non Affiliated Investments because the Fund does not control any of these small businesses borrowers.
19.    We note that certain investments are linked to LIBOR rates. Please disclose the specific LIBOR rate (1 month, 3 month, 6 month.)
The Fund will include such disclosure as applicable in future financial statement filings.
20.    In the Correspondence filing please discuss what the Net Operating Income Interest or Net Revenue Interest lines represent for particular investments.
The Net Operating Income Interest and Net Revenues Interest lines represent investment components of certain loans made by the Fund to portfolio companies that entitle the Fund to a fixed percentage interest of the portfolio companies’ net operating income or net revenues, respectively.  Pursuant to the applicable loan agreements that conveyed the Net Operating Income Interests and Net Revenues Interests, the Fund is entitled to 5% of the net operating income of American Property REIT Corp., National Property REIT Corp. and United Property REIT Corp., and 25% of the net revenues of Credit Central Loan Company LLC.  The payments are made on a quarterly or monthly basis and the interests are not transferrable independent of the loans made to the portfolio companies.
21.    Consider enhancing the Accompany Notes to the Financial Statements in the section for Investment Risk on Page F-42 for investments in CLO Equities. See Notes to the Financial Statements, dated March 31, 2015, for Oxford Lane Capital Corp for an example of this disclosure.
The Fund will consider such disclosure in future financial statement filings.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

Consolidated Schedule of Investments:
22.    In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.
As confirmed with the Office of the Chief Accountant, the Fund began consolidating on a prospective basis for the June 30, 2015 fiscal year certain of its wholly-owned and substantially wholly-owned holding companies formed by the Fund in order to facilitate its investment strategy and, in accordance with 6.03(c) of Regulation S-X and ASC 946-810-45, does not consolidate other wholly-owned and substantially wholly-owned subsidiaries that are not investment companies for purposes of ASC 946 and do not primarily provide services to the Fund.
23.    Has the Fund performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and registered investment companies (“RICs”). Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.
The Fund has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any investment made by the Fund. The Fund confirms it has included financial statements of such companies where required by Rule 3-09 and summarized financial information disclosure where required by Rule 4-08(g) and as allowed in section 2420.5 of the SEC’s FRM.
24.    In the Footnotes to the Schedule of Investments, include the percentage of non-qualifying assets under Section 55(a) of the 1940 Act. What was the percentage at 6/30/15?
The Fund will include such disclosure as applicable in future financial statement filings. The percentage as of June 30, 2015 was 24.24% of total assets.
25.    With respect to your valuation methodology for debt investments, please explain in your response whether the Fund is in compliance with the principles stated in ASC 820, as approximately 55% of the portfolio is valued at cost. Specifically, ASC 820-10-35-54f states: “The objective is to determine the point within that range that is most representative of fair value under current market conditions. A wide range of fair value estimates may be an indication that further analysis is needed.”
The Fund believes that it is in compliance with ASC 820 fair valuation measurements. Although many of the loan assets are at rates in excess of the current market rates and would be worth more than par value if such loans could not be repaid or could be repaid only with a penalty or make-whole payment, most of the Fund’s loans do not have material prepayment restrictions and such loans are not valued above par or amortized cost as the Fund does not believe an acquirer would normally pay a meaningful premium for such loan and has not

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

historically been able to sell them at more than par. Therefore, the sales value for such loan assets would be par. During periods when lending spreads widen meaningfully in relation to LIBOR or credit deterioration occurs, portions of the Fund’s portfolio would decline in value. The Fund has reported the results of such conditions for certain assets with reduced fair value during the reported periods. The Fund also notes that the Staff had the same comment early in 2014 and, after receiving supplemental information from the Fund regarding selected loans, did not have further comment.
26.    Provide detail on the valuation of the Edmentum Ultimate Holdings Class A Common Units at 6/30/15. The price per share works out to $17.73 ($6,577,000 / 370,964 shares). TCP Capital owns some of the common shares and is valuing them at $4.26 per share at 6/30/15. Fifth Street Finance placed a value of $1.00 at 6/30/15. In addition, discuss the valuation of the 10% PIK unsecured junior note. The current value is $19,868,000 which represents cost/principal value. In looking at the SOI for New Mountain Finance Corp. they had a similar 10% PIK note that was valued at a significant discount to cost/principal value. Provide detail on how the value of this security was derived.
The investments of the Fund and the other BDCs that hold interests in Edmentum were restructured in 2015 and each of the holders took a write-off at that time.
The allocation to each of the four BDCs, including the Fund, referred to above in the restructuring was the same. For each dollar of Second Lien Term Debt that was held prior to the restructuring, each holder received approximately $0.117509 of Unsecured Senior PIK Note, $0.527307 of Unsecured Junior PIK Note, $0.097924 of Unsecured Revolver and 0.007419 Class A Units. The Fund allocated its investment among the securities it received in the restructuring and believes the other BDC investors in Edmentum did the same.
The holders of Edmentum identified above originally held and received in the refinancing the following ($’s in 000’s):

Holder	Original Second Lien Debt	New Senior PIK Notes	New Junior PIK Notes	New Revolver	New Class A Common Units
PSEC	$50,000	$5,875	$26,365	$4,896	370,964
NMFC	31,150	3,660	16,426	3,050	231,111
TCP	21,500	2,526	11,337	2,105	159,515
FSC	17,000	1,998	8,964	1,665	126,128

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

All of the holders have the same allocated pro-rata components after the restructuring for their ownership in relation to the original second lien amount. While all of the participants have marked different components at different prices, the total marks by the participants are generally in a tight range ($’s in 000’s):

Holder	Original Second Lien Debt	Fair Value of New Holdings	Fair Value as % of Original	Ownership % After Refinancing	Fair Value per 1% of Ownership
PSEC	$50,000	$37,216	74.4%	30.74%	$1,210
NMFC	31,150	22,781	73.1%	19.15%	1,190
TCP	21,500	15,980	74.3%	13.22%	1,209
FSC	17,000	12,818	75.4%	10.45%	1,227
After reviewing the disclosures by the three other BDCs invested in Edmentum as shown in the above charts, the differences noted in the comment relate to only a single component of the package of securities received by each in the restructuring and that the aggregate value by each of these BDCs per unit of the securities received does not diverge materially the fair value presented by the Fund.
The Fund does not know all the information about how the other BDCs valued components of the package of securities received in the restructuring. The Fund also notes that such investment is a level 3 asset in which fair value cannot be determined by using observable measures so the value may be marked differently by the other BDC investors.
27.    Harbortouch Payments LLC – provide detail on the write-up of the Class C shares from 3/31/15 to 6/30/15 when the valuation more than doubled from $39,372,000 to $80,202,000.
With respect to Harbortouch Payments LLC, the analysis should not focus on the components of the total investment, but the increase in the total investment amount. This investment is valued on an enterprise value analysis based on an EBITDA multiple. Considering the increase on a total investment basis, the increase was from $330.3 million to $376.9 million or approximately 14.1%

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

28.    Confirm for the Staff in future periodic and annual filings that the Fund will comply with the requirements of Rule 12-14 and (a) List each issue separately and group (1) investments in majority-owned subsidiaries, segregating subsidiaries consolidated; (2) other controlled companies; and (3) other affiliates (b) if during the period there has been any increase or decrease in the amount of investment in and advance to any affiliate, state in a footnote (or if there have been changes to numerous affiliates, in a supplementary schedule) (1) name of each issuer and title of issue or nature of indebtedness; (2) balance at beginning of period; (3) gross additions; (4) gross reductions; (5) balance at close of period as shown in Column E. Include in the footnote or schedule comparable information as to affiliates in which there was an investment at any time during the period even though there was no investment at the close of the period of report.
The Fund confirms it will comply with the requirements of Rule 12-14 in such filings.
29.    We note that certain investments pay PIK interest. Please confirm that those investment paying PIK interest disclose the current PIK rate along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. Please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.
For those investments paying PIK interest, the Fund discloses the minimum cash interest rate and the maximum allowable PIK interest rate that could be paid. The Fund will include the cash and PIK interest rate for the most recent period in future financial statements filings.
Statement of Assets and Liabilities:
30.    Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that include disclosures of commitments and contingencies, such as the valuation note included in the summary of investments. See Article 6-04.15 of Regulation S-X.
The Fund will include such disclosure as applicable in future financial statement filings.
31.    What is the composition of “Cash and Cash Equivalents” at 6/30/15 ($110,026,000)? If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments. Additionally, confirm that any acquired fund fees and expenses (“AFFE”) related to these investments is included in the fee table.
At June 30, 2015, the cash equivalents were $100,299,681. The Fund believes that cash and cash equivalents are not treated as investment securities under the 1940 Act and accordingly are not includable in the Schedule of Investments. Inclusion of cash items in the Schedule of Investments would lead to a discrepancy between the Schedules of Investments and the Fund’s balance sheet that will be confusing to users of the Fund’s financial statements and would, in the view of the Fund, be inappropriate. In addition, Schedule 12-12 under Regulation S-X would permit the Fund to not include, by name, up

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

to 5% of its total investments as described in the response to comment 18. The Fund’s investments in money market funds qualify for exclusion under this provision as they are never held for more than a few days. The Fund confirms that any AFFE related to these investments is included in the fee table.
Consolidated Statement of Operations:
32.    Please explain why the full amount of the overhead allocation of $21.9 million is not reflected on the income statement. Should they be reported on a gross basis?
The Fund has reported the overhead allocation for services provided to it and for its benefit. The Fund does not, and believes it would be inappropriate to, disclose payments by portfolio companies to Prospect Administration for services provided by Prospect Administration to such portfolio companies. The approximately $6.9 million in services that Prospect Administration provided to portfolio companies and that was paid to Prospect Administration by such companies was credited by Prospect Administration against in charges to the Fund. It would be improper to report a higher amount than the Fund’s expense.
33.    In your response, discuss what the income from Structured Credit Securities represents on the Statement of Operations.
The income from Structured Credit Securities represents the level yield expectations for distributions from the CLO securities.
Notes to Consolidated Financial Statements:
34.    From Note 3. Portfolio Investments:
“During the year ended June 30, 2015, the valuation methodology for CCPI Inc. (“CCPI”) changed to solely an EV analysis by removing the discounted cash flow used in previous periods. Management adopted this change due to a lack of long-term forecasts for CCPI. As a result of this change, and in recognition of recent company performance and current market conditions, we increased the fair value of our investment in CCPI to $41,352 as of June 30, 2015, a premium of $7,192 to its amortized cost, compared to the $1,443 unrealized depreciation recorded at June 30, 2014.”
How much of the increased fair value was due to the change from a discounted cash flow method to an EV analysis?
With respect to CCPI, Inc., the impact from the change to an EV analysis from a discounted cash flow method is immaterial as the impact from the change in valuation methodology is less than $500,000.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

35.    As of June 30, 2015, the Fund had $88,288,000 in unfunded commitments disclosed. Please disclose each unfunded commitment separately by portfolio company. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

•	In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

•
Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation. For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

•
The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements. Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

•
The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

The Fund notes that such disclosure is included in the Schedule of Investments. Please see investments which references footnote 25 in the Schedule of Investments.
36.    Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Fund has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund’s most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

The Fund does not treat its unfunded commitments as senior securities for several reasons. First, the Fund does not think that Congress, which enacted the BDC provisions a year after the promulgation of IC-10666, intended that BDCs both be required to furnish capital primarily to illiquid private companies and be required to maintain significant amounts of liquid investments to prevent their normal course unfunded commitments from being treated as senior securities. Second, substantially all of the Fund’s unfunded commitments contain conditions to its obligation to fund, which makes them different in kind from the standby commitments discussed in IC-10666 and sales of puts. They also differ from standby commitments in other fundamental respects, including that substantially all of the Fund’s unfunded commitments are to extend credit at a floating rate, which substantially removes the interest rate risk the SEC worried about in IC-10666, and that the conditions generally relieve the Fund from extending credit if there are any material credit issues with the potential borrower, which eliminates the only other risk (credit risk) discussed by the SEC in IC-10666 in relation to standby commitments. Consequently, unfunded commitments bear little resemblance to the instruments with which the SEC was concerned in IC-10666 and even less resemblance to the definition of senior security in the 1940 Act. Third, the Fund’s unfunded commitments are ordinary course contingent operating obligations that are not treated as liabilities for accounting purposes and simply are not “evidences of indebtedness” bearing any “similarity” to a “bond, note or debenture” as required by section 18(g) of the 1940 Act. While the Fund appreciates that certain open-end funds back in the 1970s may have been engaging in trading techniques to get around their inability to issue senior securities in any form other than borrowing from a bank, unfunded commitments do not exhibit the risks that concerned the SEC at that time and are not appropriately thought of as senior securities.
The Fund represents that as of June 30, 2015 and as of a date within 30 days prior to the Registration Statement being declared effective, assuming that any outstanding unfunded commitments are senior securities, the Fund satisfied the 200% asset coverage test for issuing or selling senior securities.
The Fund will provide its supporting calculation by email to the Staff.
37.    With respect to Footnote 40, please explain further in correspondence the operations of ACL Loan Holdings, Inc. Include in the discussion the relationship between NPH, NPRC and ACLLH and the reason for the structure of this investment.
The consumer loan business is currently operated as a taxable REIT subsidiary through direct and indirect subsidiaries of National Property REIT Corp. (f/k/a National Property Holdings Corp.) (“NPRC”), one of the Fund’s residential property REITs, including ACL Loan Holdings, Inc. (“ACLLH”) and American Consumer Lending Holdings Limited (“ACLHL”) and their subsidiaries (collectively, the “NPRC Subsidiaries”). The operations of these NPRC Subsidiaries include purchasing online-originated unsecured consumer loans, which we refer to as marketplace loans, in the U.S., from domestic marketplace facilitators such as LendingClub Corporation (“Lending Club”) and Prosper Funding LLC

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

(“Prosper”). The NPRC Subsidiaries have negotiated and structured loan purchasing agreements and procedures with these organizations, which facilitate and streamline loan acquisitions, and expect to expand their access to loan acquisitions by selectively adding additional online marketplace lending facilitators. The NPRC Subsidiaries have built a unique and proprietary process to analyze existing and new marketplace lending facilitators.
On November 21, 2014, Prospect Finance Company, LLC (“PFC”) was formed as a Delaware single member limited liability company. PFC was formed to hold the interests in ACLLH and ACLHL, which were contributed to PFC on January 13, 2015 by the Fund, its initial indirect sole member. The Fund’s investment in PFC is through, NPH Property Holdings, LLC (“NPH”), which is wholly and directly owned, and consolidated by the Fund. NPH owns 100% of the common equity of NPRC, which holds directly 100% of the membership interests in PFC.
This overall structure, including the use of additional subsidiaries, reflects normal tax structuring steps for an online consumer loan origination business.
38.    On page F-61 in the paragraph above the summarized financial information for First Tower the disclosure states that you have included the audited financial statements of Harbortouch Payments, LLC as an exhibit to the 10-K. The attached exhibit is actually an unaudited F/S, please explain why the disclosure notes that it is audited. Since the information attached is unaudited does the Fund believe this is misleading to shareholders?
The Fund filed a Form 10-K/A on September 11, 2015 to include audited financials, and such amendment is included in Pre-Effective Amendment No. 1 filed today. Further, the Fund had discussions with Alan Dupski and Matt Giordano regarding its inability to file audited financial statements of Harbortouch Payments, LLC at the time the initial 10-K was filed.
* * * * *

Mr. Asen Parachkevov
Mr. Jeff Long
Ms. Sheila Stout
October 9, 2015

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins